Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD CORP. ANNOUNCES C$75 MILLION CONVERTIBLE SENIOR UNSECURED DEBENTURES BOUGHT DEAL

TORONTO, ONTARIO— (Marketwire — August 16, 2012) – Lake Shore Gold Corp. (“Lake Shore” or the “Company”) (TSX: LSG) (NYSE MKT: LSG) (NYSE Amex: LSG) announced today a public offering, on a “bought deal” basis, of C$75 million principal amount of convertible senior unsecured debentures, at a price of C$1,000 per debenture, with an interest rate of 6.25% per annum, payable semi-annually on the last day of March and September commencing on March 31, 2013 (the “Debentures”). The Debentures will mature on September 30, 2017.

The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price of C$1.40 per common share. The debentures will not be redeemable prior to September 30, 2015. On and after September 30, 2015 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the Company’s option, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 130% of the conversion price.

The securities are being offered outside the United States in accordance with Regulation S and to U.S. persons in accordance with Rule 144A under the United States Securities Act of 1933, as amended.

The net proceeds from the offering will be used to repay and extinguish the Company’s US$50 million three-year corporate revolving facility and for general corporate purposes.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration.  This release is being issued in accordance with Rule 135c under the Securities Act.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com